Exhibit 99.4
Date                                 2009

PARAGON SHIPPING INC.
as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders

- and -

BANK OF SCOTLAND PLC.
as Agent, Mandated Lead Arranger, Underwriter and Security Trustee

- and -

BANK OF SCOTLAND PLC
as Swap Bank

_______________________________________

SUPPLEMENTAL AGREEMENT

_______________________________________

relating to a secured revolving credit facility
of (originally) up to US$89,000,000

WATSON, FARLEY & WILLIAMS
Piraeus

 INDEX

Clause		Page
1	INTERPRETATION
2	AGREEMENT OF THE CREDITOR PARTIES
3	CONDITIONS PRECEDENT
4	REPRESENTATIONS AND WARRANTIES
5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS
6	FURTHER ASSURANCES
7	FEES AND EXPENSES
8	COMMUNICATIONS
9	SUPPLEMENTAL
10	LAW AND JURISDICTION
SCHEDULE 1	LENDERS AND CONTRIBUTIONS
SCHEDULE 2	REDUCTION OF LOAN
SCHEDULE 3	PART B FORM OF COMPLIANCE CERTIFICATE
EXECUTION PAGES

THIS AGREEMENT is made on               March 2009

BETWEEN

(1)	PARAGON SHIPPING INC. as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 herein, as Lenders;

(3)	BANK OF SCOTLAND PLC., acting through its office at Pentland House, 8 Lochside Avenue, Edinburgh EH12, 9DJ, Scotland as Agent;

(4)	BANK OF SCOTLAND PLC., acting through its office at Pentland House, 8 Lochside Avenue, Edinburgh EH12, 9DJ, Scotland, as Security Trustee;

(5)	BANK OF SCOTLAND PLC., acting through its office at Pentland House, 8 Lochside Avenue, Edinburgh EH12, 9DJ, Scotland, as Mandated Lead Arranger;

(6)	BANK OF SCOTLAND PLC., acting through its office at Pentland House, 8 Lochside Avenue, Edinburgh EH12, 9DJ, Scotland, as Underwriter; and

(7)	BANK OF SCOTLAND PLC., acting through its office at 33 Old Broad Street, London EC2N 1HZ as Swap Bank.

BACKGROUND

(A)
By a loan agreement dated 4 December 2007 (as amended and supplemented by a supplemental agreement dated 20 May 2008, the “Loan Agreement”) and made between (i) the Borrower, (ii) the Lenders, (iii) the Agent, (iv) the Security Trustee, (v) the Mandated Lead Arranger, (vi) the Underwriter and (vii) the Swap Bank, the Lenders agreed to make available to the Borrower a secured revolving credit facility in an amount of (originally) up to US$89,000,000, of which an amount of US$80,000,000 is outstanding by way of principal on the date hereof.

(B)	The Borrower has requested that the Lenders give their consent:

(i)
to waive the application of the security cover provisions in clause 15.1 of the Loan Agreement during the financial quarters ended or, as the case may be, ending on 31 December 2008, 31 March 2009, 30 April 2009 and 30 September 2009 (the “Waiver Period”);

(ii)	for the valuation of the Fleet Vessels required pursuant to clauses 12.4(b) and 12.4(d) of the Loan Agreement to be calculated on the basis of each Fleet Vessel’s book value during the Waiver Period;

(iii)
to allow the Borrower to proceed with the purchase of shares in the Borrower in an amount of up to US$10,000,000 as part of the Borrower’s share buy-back scheme during the period commencing on the date of this Agreement and ending on 31 December 2009; and

(iv)	to the payment of dividends in an amount of up to $3,400,000 for each financial quarter during the Waiver Period.

(C)	The Lenders’ consent to the Borrower’s requests referred to in Recital (B) are subject to the following conditions:

13264942 v4

(i)	the reduction/repayment schedule applicable to the Loan pursuant to the Loan Agreement being amended in the manner set out in Schedule 2 of this Agreement;

(ii)	the Margin increasing to 1.60 per cent. per annum during the Waiver Period;

(iii)	during the Waiver Period, there will be available to the Borrower and all the other members of the Group an amount of not less than $750,000 per Fleet Vessel; and

(iv)
if any of the Charterparties is terminated or becomes invalid or unenforceable or is re-negotiated, the Borrower shall not be entitled to continue to buy back any further of its shares or to declare or pay any dividends.

(D)	This Agreement sets out the terms and conditions on which the Creditor Parties agree, with effect on and from the Effective Date, to amend the Loan Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Charterparties” means the Initial Charterparty in respect of “CORAL SEAS” and the Second Charterparty, and in the singular means either of them;

“Effective Date”  means the date on which the conditions precedent in Clause 3 are satisfied;

“Loan Agreement”  means the loan agreement dated 4 December 2007 (as amended and supplemented by a supplemental agreement dated 20 May 2008) referred to in Recital (A);

“Mortgage Addendum” means, in respect of each Mortgage, an addendum thereto executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Agent may approve or require and, in the plural, means both of them; and

“Second  Charterparty” means in respect of “GOLDEN SEAS”, a time charterparty dated 6 May 2008 and made between Canyon I Navigation Corp. and Transfield Shipping Inc. of Panama providing for the chartering of “GOLDEN SEAS” at a daily hire rate of $48,000.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 and 1.5 of the Loan Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE CREDITOR PARTIES

2.1	Agreement of the Lenders. The Lenders agree, subject to and upon the terms and conditions of this Agreement:

(a)	to waive the application of the security cover provisions set out in clause 15.1 of the Loan Agreement during the Waiver Period;

(b)	to calculate the market value of the Fleet Vessels for the purposes of clauses 12.4(b) and 12.4(d) of the Loan Agreement by reference to the book values of the Fleet Vessels during the Waiver Period;

(c)
to waive clause 12.3(c) of the Loan Agreement and allow the Borrower to proceed with a share buy-back scheme and buy back shares in the Borrower of up to $10,000,000 in aggregate during the period commencing on the date of this Agreement and ending on 31 December 2009; and

(d)	to approve the declaration or payment of dividends in an amount of up to $3,400,000 for each financial quarter during the Waiver Period.

2.2
Agreement of the Creditor Parties.  The Creditor Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of the Loan Agreement and the other Finance Documents in connection with the matters referred to in Clause 2.1.

2.3	Effective Date. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 shall have effect on and from the Effective Date.

3	CONDITIONS PRECEDENT

3.1	General. The agreement of the Lenders and the other Creditor Parties contained in Clauses 2.1 and 2.2 is subject to the fulfilment of the conditions precedent in Clause 3.2.

3.2
Conditions precedent.  The conditions referred to in Clause 3.1 are that the Agent shall have received the following documents and evidence in all respects in form and substance satisfactory to the Agent and its lawyers on or before the Effective Date:

(a)
documents of the kind specified in paragraphs 3, 4 and 5 of Schedule 4, Part A to the Loan Agreement in relation to the Borrower and each Owner in connection with their execution of this Agreement and the Mortgage Addenda, updated with appropriate modifications to refer to this Agreement;

(b)	an original of this Agreement duly executed by the parties to it and counter-signed by each of the Owners;

(c)
receipt of an original of each Mortgage Addendum duly signed by the relevant Owner and evidence satisfactory to the Agent and its lawyers that the same has been registered as a valid addendum to the applicable Mortgage in accordance with the laws of Liberia;

(d)
evidence that there is available to the Borrower and all the other members of the Group an amount of not less than $750,000 per Fleet Vessel (excluding, for the avoidance of doubt, any amount standing to the credit of the Retention Account which has been transferred thereto in accordance with clause 18.2 of the Loan Agreement or any other restricted account) in Liquid Assets of which an amount of at least $750,000 is standing to the credit of each Earnings Account;

(e)	a copy of the Second Charterparty duly executed by the parties thereto and evidence satisfactory to the Agent and its lawyers that each Ship is operating under the Charterparty subject to that Ship;

(f)	favourable opinions from lawyers appointed by the Agent on such matters concerning the laws of Marshall Islands and Liberia and such other relevant jurisdictions as the Agent may require;

(g)	evidence that the fee referred to in Clause 7 of this Agreement has been received in full by the Agent; and

(h)	any other document or evidence as the Agent may request in writing from the Borrower.

4	REPRESENTATIONS AND WARRANTIES

4.1
Repetition of Loan Agreement representations and warranties.  The Borrower represents and warrants to the Creditor Parties that the representations and warranties in clause 10 of the Loan Agreement remain true and not misleading if repeated on the date of this Agreement.

4.2
Repetition of Finance Document representations and warranties.  The Borrower and each of the other Security Parties represents and warrants to the Creditor Parties that the representations and warranties in the Finance Documents (other than the Loan Agreement) to which it is a party remain true and not misleading if repeated on the date of this Agreement.

5	AMENDMENTS TO LOAN AGREEMENT AND OTHER FINANCE DOCUMENTS

5.1	Specific amendments to Loan Agreement. With effect on and from the Effective Date the Loan Agreement shall be amended as follows:

(a)	by adding the following definitions in Clause 1.1 thereof:

““Mortgage Addendum” means, in respect of each Mortgage, an addendum thereto executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Agent may approve or require and, in the plural, means both of them;”;

““Net Worth”  means Paid-Up Capital plus General Reserves plus Retained Earnings;”; and

““Waiver Period” means the period commencing on 1 October 2008 and ending on 30 September 2009;”;

(b)	by deleting the definition of “Leverage Ratio” in Clause 1.1 thereof in its entirety and substituting the same with:

““Leverage Ratio” means, the ratio (expressed as a percentage) of:

(a)	at any relevant time during the Waiver Period:

(i)	Total Indebtedness; to

(ii)	the aggregate of Total Indebtedness and Net Worth; and

(b)	at all other times:

(i)	Total Indebtedness; to

(ii)	Total Capitalization;”;

(c)	by deleting the definition of “Margin” in Clause 1.1 thereof in its entirety and substituting the same with:

““Margin” means:

(a)	1.60 per cent. per annum, during the Waiver Period; and

(b)	at all other times:

(i)	at any time when the Leverage Ratio is above 55 per cent., 1.30 per cent. per annum; and

(ii)	at any time when the Leverage Ratio is equal to, or less than, 55 per cent., 1.15 per cent. per annum;”;

(d)	by deleting the definition of “Market Value” in Clause 1.1 thereof in its entirety and substituting the same with:

““Market Value” means in relation to each Ship and each Fleet Vessel:

(a)
during the Waiver Period for the purposes of Clauses 12.4(b) and 12.4(d) and during the period between 1 October 2009 and 31 December 2009 for the purposes of Clause 15.1, the book value of that Ship or Fleet Vessel; and

(b)

(i)	for the purposes of all Clauses other than Clauses 12.4(b) and 12.4(d); and

(ii)	at all times after the Waiver Period for the purposes of Clauses 12.4(b) and 12.4(d),

the market value thereof calculated in accordance with Clause 15.4;”;

(e)	by adding at the end of Clause 12.3(b) thereof the words “subject to such dividend not exceeding $3,400,000 in any financial quarter during the Waiver Period”;

(f)	by adding at the end of Clause 12.3(c) thereof the words:

“save that the Borrower shall be entitled during the period commencing on 13 March 2009 and ending on 31 December 2009 (inclusive) to buy back shares in the Borrower having a value of up to $10,000,000 in aggregate as part of the Borrower’s share buy-back scheme (with the Borrower entitled to approach the Agent at any time on or after 30 June 2009 to vary the share buy-back scheme, such variation may be agreed by the Agent acting with the authorisation of the Majority Lenders (acting in their sole and absolute discretion))”;

(g)	by adding a “hanging” paragraph at the end of Clause 12.3 thereof as follows:

“Provided that if, during the Waiver Period, any of the Charterparties is terminated or becomes invalid or unenforceable or otherwise ceases to be in full force and effect for any reason prior to its stated termination or is re-negotiated, the Borrower shall not be entitled at any time thereafter to declare or pay any dividend pursuant to paragraph (b) above or to buy back any of its shares pursuant to paragraph (c) above.”;

(h)	by adding at the beginning of Clause 12.4(b) thereof the following words:

“(i)	during the Waiver Period, the Net Worth of the Group and (ii) at all other times,”;

(i)	by deleting Clause 12.4(c) thereof in its entirety and substituting the same with:

“(c)
there is available to the Borrower and all the other members of the Group an amount of not less than the Minimum Amount per Fleet Vessel (excluding, for the avoidance of doubt, any amount standing to the credit of the Retention Account which has been transferred thereto in accordance with Clause 18.2 or any other restricted account) in Liquid Assets of which, all amounts in respect of the Ships, shall be held in the Earnings Accounts.

In this Clause 12.4(c) “Minimum Amount” means during (i) the Waiver Period, $750,000 and (ii) at any other time, $500,000;”;

(j)	by adding at the end of Clause 12.5 thereof the following:

“The Borrower will deliver to the Agent a Compliance Certificate (i) in the form set out in Part B of Schedule 6 in respect of each financial quarter falling within the Waiver Period and (ii) in the form set out in Part A of Schedule 6 in respect of the financial quarter ending on 31 December 2009 and for each subsequent financial quarter.  For the purposes of the financial quarter ending on 31 December  2009 the Market Value of the Ships and each other Fleet Vessel shall be determined on the basis of valuations dated 4 January 2010 (or such later date as the Agent acting on the instructions of the Majority Lenders, may agree).”;

(k)
by amending the existing heading in Schedule 6 to the Loan Agreement to read “Part A - Form of Compliance Certificate (to be used except during Waiver Period)” and adding at the end of Schedule 6 (as a new Part B to that Schedule) the form of Compliance Certificate set out in Schedule 3 to this Agreement; and

(l)	by deleting Schedule 9 to the Loan Agreement in its entirety and replacing the same with Schedule 2 to this Agreement.

5.2
Amendments to Finance Documents.  With effect on and from the Effective Date each of the Finance Documents other than the Loan Agreement shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)
the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and supplemented by this Agreement;

(b)
by construing all references in the Loan Agreement and in the Finance Documents to a “Mortgage” as references to that Mortgage as amended and supplemented by the Mortgage Addendum applicable thereto; and

(c)
by construing references throughout each of the Finance Documents to “this Agreement”, “this Deed”, hereunder and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement.

5.3	Finance Documents to remain in full force and effect. The Finance Documents shall remain in full force and effect as amended and supplemented by:

(a)	the amendments to the Finance Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement.

6	FURTHER ASSURANCES

6.1	Borrower’s and each Security Party’s obligation to execute further documents etc. The Borrower and each Security Party shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Security Trustee may, in any particular case, specify;

(b)	effect any registration or notarisation, give any notice or take any other step,

which the Agent may, by notice to the Borrower, specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.

6.2	Purposes of further assurances. Those purposes are:

(a)
validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Loan Agreement or any other Finance Document, each as amended and supplemented by this Agreement, and

(b)	implementing the terms and provisions of this Agreement.

6.3
Terms of further assurances.  The Security Trustee may specify the terms of any document to be executed by the Borrower or any Security Party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Security Trustee considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower or any Security Party shall comply with a notice under Clause 6.1 by the date specified in the notice.

7	FEES AND EXPENSES

7.1
Fee.  On the date of this Agreement the Borrower shall pay to the Agent for the account of the Lenders, a non-refundable work fee of $30,000, which shall be distributed by the Agent equally to each of the Lenders.

7.2	Expenses. The provisions of clause 20 (fees and expenses) of the Loan Agreement shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

8	COMMUNICATIONS

(a)
General.  The provisions of clause 28 (notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	SUPPLEMENTAL

9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third Party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

10	LAW AND JURISDICTION

10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2
Incorporation of the Loan Agreement provisions.  The provisions of clause 30 (law and jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

THIS AGREEMENT has been duly executed as a Deed on the date stated at the beginning of this Agreement.

SCHEDULE 1

LENDERS AND CONTRIBUTIONS

Lender	Lending Office	Contribution (US Dollars)
Bank of Scotland plc.	Pentland House 8 Lochside Avenue Edinburgh EH12 9DJ Scotland	35,976,331.36

Dexia Bank Belgium SA/NV	Pachecolaan 44 B-1000 Brussels Belgium	8,994,082.84

Natixis	68-76 Quai de la Rapee 75012 Paris France	35,029,585.80

SCHEDULE 2

REDUCTION OF LOAN

	Reduction Date (months after Reduction Start Date)	Amount of Reduction ($)	Maximum Available Amount of Loan ($)
	0	0	89,000,000
1.	3	2,250,000	86,750,000
2.	6	2,250,000	84,500,000
3.	9	2,250,000	82,250,000
4.	12	2,250,000	80,000,000
5.	15	2,750,000	77,250,000
6.	18	2,750,000	74,500,000
7.	21	2,750,000	71,750,000
8.	24	2,750,000	69,000,000
9.	27	2,250,000	66,750,000
10.	30	2,250,000	64,500,000
11.	33	2,250,000	62,250,000
12.	36	2,250,000	60,000,000
13.	39	1,000,000	59,000,000
14.	42	1,000,000	58,000,000
15.	45	1,000,000	57,000,000
16.	48	1,000,000	56,000,000
17.	51	1,000,000	55,000,000
18.	54	1,000,000	54,000,000
19.	57	1,000,000	53,000,000
20.	60	1,000,000	52,000,000
21.	60	52,000,000	0

SCHEDULE 3

 PART B

FORM OF COMPLIANCE CERTIFICATE
(to be used during Waiver Period)

To:           Bank of Scotland Plc.
Pentland House
8 Lochside Avenue
Edinburgh EH12 9DJ
Scotland
                                               [●] 200[●]

Dear Sirs,

We refer to a loan agreement dated 4 December 2007 (as amended and supplemented by supplemental agreements dated respectively 20 May 2008 and [●], the “Loan Agreement”) made between (amongst others) yourselves and ourselves in relation to a revolving credit facility of up to $89,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [audited]/[unaudited] consolidated accounts for the Group for the [Financial Year] [3-month period] ended [●].  The accounts (i) have been prepared in accordance with all applicable laws and GAAP all consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Group.

The Borrower represents that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]].  In addition as of [●], the Borrower confirms compliance with the financial covenants set out in Clause 12.4 of the Loan Agreement for the 3 months ending as of the date to which the enclosed accounts are prepared.

We now certify that, as at [●]:

(a)	the ratio of EBITDA to Interest Expenses is [●]:[●];

(b)	the Net Worth of the Group is $[●];

(c)	Liquid Assets available to the Group are $[●] in aggregate of which an aggregate amount of $[●] is standing to the credit of the Earnings Accounts;

(d)	the Leverage Ratio is [●]:[●]; and

(e)	the Working Capital of the Group is [●].

This certificate shall be governed by, and construed in accordance with, English law.

______________________________
[●]
Chief Financial Officer of
Paragon Shipping Inc.

THE BORROWERS

SIGNED by	)
for and on behalf of	)
PARAGON SHIPPING INC.	)

THE LENDERS

LENDERS

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

SIGNED by	)
for and on behalf of	)
DEXIA BANK	)

SIGNED by	)
for and on behalf of	)
NATIXIS	)

THE SWAP BANK

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

AGENT

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

SECURITY TRUSTEE

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

MANDATED LEAD ARRANGER

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

UNDERWRITER

SIGNED by	)
for and on behalf of	)
BANK OF SCOTLAND PLC.	)

Witness to all the	)
above signatures	)

Name:
Address:

COUNTERSIGNED  this day      of March 2009 for and on behalf of the following Security Parties each of which, by its execution hereof, confirms and acknowledges that it has read and understood the terms and conditions of this supplemental letter, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement.

__________________________________ __________________________________

for and on behalf of for and on behalf of
CANYON IIMPERATOR I MARITIME COMPANY
NAVIGATION CORP.